

February 11, 2014

Jonathan Lim, M.D.
President and Chief Executive Officer
Ignyta, Inc.
11095 Flintkote Avenue, Suite D
San Diego, California 92121

   Re: Igynta, Inc.
     Current Report on Form 8-K
     Filed November 1, 2013
     File No. 333-183886

Dear Dr. Lim:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ *Daniel Greenspan for*

       Jeffrey P. Riedler
       Assistant Director

cc: Jay de Groot, Esq.
   Steven G. Rowles, Esq.,
   Lisa Holcombe Abbott, Esq.
   Morrison & Foerster LLP.
   12531 High Bluff Drive
   Suite 100
   San Diego, CA 92130-2040